

Mail Stop 3561

March 5, 2018

Thomas Randal Coleman
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville OH 43041

      Re: **The Scotts Miracle-Gro Company**
             Form 10-K for Fiscal Year Ended September 30, 2017
             Filed November 28, 2017
             File No. 001-11593

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Financial Data

Definitions of non-GAAP Financial Measures, page 24

1. We note that your non-GAAP financial measures include TruGreen Joint Venture non-GAAP adjustments. Please revise to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim to the revenues and expenses related to your equity method investees, and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

Notes to Consolidated Financial Statements

Note 19: Contingencies

Other, page 110

2. In regards to your disclosure regarding the lawsuits alleging injuries resulting from exposure to your asbestos-containing products, we note your disclosure that it is not currently possible to reasonably estimate a probable loss associated with the cases and, accordingly, no accruals have been recorded in your consolidated financial statements. Please clarify for us and revise your disclosure as appropriate to discuss whether a loss is probable, but a reasonable estimate cannot be made.

3. If a loss is probable, please provide us a more comprehensive explanation of why you believe that it is not currently possible to reasonably estimate the loss associated with the asbestos cases.

4. In addition, we note that you have had similar disclosure in your prior years' fillings. Please tell us the status of these cases and if you plan any updates to this disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure